UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission File No. 001-16831

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

INGERSOLL-RAND RETIREMENT SAVINGS PLAN FOR

PARTICIPATING AFFILIATES IN PUERTO RICO

(Full title of the plan)

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

INGERSOLL-RAND PLC

170/175 Lakeview Drive

Airside Business Park

Swords, Co. Dublin

Ireland

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico

Index

December 31, 2010 and 2009

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Securities Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Participants and Administrator of the

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico

Piscataway, New Jersey

We have audited the accompanying statement of net assets available for benefits of the Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico (the “Plan”) as of December 31, 2010, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included a consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements of the Plan, referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the 2010 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Charlotte, North Carolina

June 28, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

Thermo King de Puerto Rico, Inc. Retirement Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Thermo King de Puerto Rico, Inc. Retirement Savings Plan (the “Plan”) at December 31, 2009 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Juan, Puerto Rico

June 28, 2010

CERTIFIED PUBLIC ACCOUNTANTS

(OF PUERTO RICO)

License No. 216 Expires Dec. 1, 2010

Stamp 2492224 of the P.R. Society of

Certified Public Accountants has been

affixed to the file copy of this report

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009
Assets
Plan’s interest in Savings Plan Master Trust (Note 4), at fair value	$17,874,049	$16,494,810

Receivables
Notes receivable from participants	1,090,605	1,354,456
Contributions receivable from participants	25,565	54,108
Contributions receivable from employer	21,242	43,566

Total receivables	1,137,412	1,452,130

Net assets available for benefits	$19,011,461	$17,946,940

The accompanying notes are an integral part of these financial statements.

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2010 and 2009

	2010	2009
Additions to net assets attributed to:
Interest income on notes receivable from participants	$56,124	$66,906
Plan’s interest in investment income of the Savings Plan Master Trust (Note 4)	2,089,631	918,315

Contributions
Employer	638,229	501,869
Participants	754,285	614,736

Total additions	3,538,269	2,101,826

Deductions from net assets attributed to:
Benefits paid to participants	2,465,994	1,836,363
Administrative expenses	7,754	7,082

Total deductions	2,473,748	1,843,445

Net increase prior to transfers	1,064,521	258,381
Transfers from other plans (Note 1)	—	8,008,744

Net increase in net assets	1,064,521	8,267,125

Net assets available for benefits
Beginning of year	17,946,940	9,679,815

End of year	$19,011,461	$17,946,940

The accompanying notes are an integral part of these financial statements.

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico

Notes to Financial Statements

December 31, 2010 and 2009

1. Description of Plan

The following brief description of the Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico, formerly known as the Thermo King de Puerto Rico, Inc. Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all full-time regular employees of Ingersoll-Rand Company and its subsidiaries who work or reside in Puerto Rico (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective December 31, 2009, all assets of Puerto Rico employees participating in the Trane Savings Plan were transferred into the Plan.

Fidelity Management Trust Company (“Fidelity”) is the Plan’s recordkeeper and custodian. Banco Popular de Puerto Rico (“BPPR”) serves as trustee for the Plan. The Plan’s assets are part of the Ingersoll-Rand Company Savings Plan Master Trust (“Savings Plan Master Trust”) maintained by Fidelity.

The Ingersoll-Rand Company Benefits Administration Committee (the “Committee”) administers the Plan and is responsible for carrying out the provisions thereof. The Ingersoll-Rand Company Benefits Design Committee approves design changes to the Plan and the Ingersoll-Rand Benefits Investment Committee selects and approves the Plan’s investment options.

Contributions

Effective January 1, 2010, Plan participants may elect to contribute on a pre-tax basis from 1% to 50% (previously from 1% to 10%) of their total compensation including certain bonuses subject to the limits imposed by Section 1165(e)(7)(A) of the Puerto Rican Internal Revenue Code. The participants may also elect to contribute on an after-tax basis from 1% to 10% of their total compensation including bonuses as an additional supplementary contribution. The Company contributes an amount equal to 100% of the employee’s contribution within the basic allotment and not to exceed 6% of total compensation for a participating employee. Effective January 1, 2010, participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Contributions are subject to various limitations to ensure compliance with the requirements of the Puerto Rican Internal Revenue Code. Participants may change their contribution amounts in accordance with the administrative procedures established by the Committee.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings. Each participant’s account is charged with withdrawals and allocations of (a) Plan losses and (b) applicable administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested participant’s account. The net income of the Plan is credited to the participants’ accounts on a daily basis.

Vesting

Participants are entitled to the benefits that can be provided from their vested account. Participants are immediately vested in their contributions and Company match plus actual earnings thereon, effective January 1, 2006. Company basic contributions made under the Trane Savings Plan and merged into the Plan on December 31, 2009 remain subject to a three year vesting schedule as are company basic contributions made to Trane union employees under the Plan.

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico

Notes to Financial Statements

December 31, 2010 and 2009

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their total eligible account balance. Loans bear interest at a fixed rate which is equal to the prime rate as quoted by Fidelity Management Trust Company (“Fidelity”) on a monthly basis, plus 1%. At December 31, 2010, outstanding loans bore interest rates ranging from 3.25% to 9.5%. Loan terms range from one to five years. Effective January 1, 2010, a loan to acquire a principal residence may be for a term of up to 15 years. The loans are collateralized by the balance in the participant’s account. Principal and interest are paid ratably through payroll deductions.

Expenses of the Plan

Certain expenses associated with the administration of the Plan and the Savings Plan Master Trust are paid for by the Company. Expenses of the funds related to the investment and reinvestment of assets are included in the cost of the related investments. Other expenses such as loan fees, withdrawal fees and fees related to investments in the brokerage accounts are paid for by the participant.

Forfeitures

Forfeited contributions are used to reduce future employer matching contributions. At December 31, 2010 and 2009, forfeited non-vested balances were $0 and $17,309, respectively. For the year ended December 31, 2010, employer contributions were reduced by $22,726. No forfeited non-vested balances were used to reduce employer contributions during the year ended December 31, 2009.

Payment of Benefits

The participants may, at their option, make withdrawals from the Plan, subject to certain limitations as to purpose and amount. In the case of an employee’s termination because of death, the entire account balance is paid to the designated beneficiary under the Plan or, if none is designated, then to the decedent’s estate. In case of termination because of any reasons other than death, the participant is entitled to the vested balance.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Valuation of Investments

All of the Plan investments are part of the Savings Plan Master Trust, which provides unified investment management. Fidelity invests Plan assets in various trust investment options at the direction of Plan participants and as required by the Plan. Separate participant accounts are maintained by investment option. These accounts record contributions, withdrawals, transfers, earnings and changes in market value.

Investments in the Savings Plan Master Trust are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Notes 3 and 4 for discussion of fair value measurements of the investments.

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico

Notes to Financial Statements

December 31, 2010 and 2009

Realized gains or losses on security transactions are recorded on the trade date. Realized gains or losses are the difference between the proceeds received and the security’s unit cost. Dividend income is recorded on the ex-dividend date and interest income is recorded when earned.

The statements of changes in net assets includes unrealized appreciation and depreciation in accordance with the policy of stating investments at fair value. Appreciation or depreciation of investments reflects both realized gains and losses and the change in unrealized appreciation and depreciation of investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits to participants are recorded when paid.

Transfer of Assets from Other Plans

Employees may transfer their savings from other plans qualified by the Puerto Rico Treasury Department.

Reclassifications

Certain reclassifications have been made to the prior periods presented in the financial statements to conform to the current year presentation.

New Accounting Pronouncements

Effective January 1, 2010, the Plan adopted the Financial Accounting Standards Board (“FASB”) authoritative guidance on reporting loans to participants by defined contribution pension plans. In accordance with the provisions, participant loans are required to be classified as notes receivable from participants, which are segregated from Plan investments and measured at their unpaid principal balance, plus any accrued but unpaid interest. The adoption of this accounting standard requires reclassification of participant loans from investments to notes receivable from participants on the Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009. Accordingly, the 2009 financial statements have been reclassified to conform to the 2010 presentation.

3. Fair Value Measurement

GAAP provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico

Notes to Financial Statements

December 31, 2010 and 2009

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and are significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Ingersoll Rand Stock Fund: Valued at the net asset value (‘NAV”) of shares held by the Savings Plan Master Trust at year end. The fund primarily invests in ordinary shares of Ingersoll-Rand plc, which is traded on the New York Stock Exchange (“NYSE”) and is valued at its quoted market price at the daily close of the NYSE. A small portion of the fund is invested in short-term money market instruments.

Mutual funds: The shares of registered investment companies are valued at quoted market prices in an exchange or active market, which represent the NAV of shares held by the Savings Plan Master Trust at year end and are classified as Level 1. Investments in registered investment companies generally may be redeemed daily.

Common collective trusts: These assets are not available in an exchange or active market; however, the fair value is determined based on the NAV of the underlying assets as traded in an exchange or active market. Common collective trusts generally may be redeemed monthly. Effective January 1, 2010, Plan management applied fair value measurement guidance when using NAV as a practical expedient and determined that the level of the Plan’s investment in common collective trusts as of January 1, 2010 should be reclassified within Level 2.

Self-directed brokerage accounts: Investments in the self-directed brokerage accounts are at current value based on published market quotations from individual investments composing the brokerage accounts.

Money market portfolio: Valued at the NAV of the funds in which the Savings Plan Master Trust participates at year-end.

The preceding methods described above may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico

Notes to Financial Statements

December 31, 2010 and 2009

4. Investment in the Savings Plan Master Trust

The Plan’s investments are in the Savings Plan Master Trust which was established for the investment of assets of the Plan and several other Ingersoll-Rand Company sponsored retirement plans. The assets of the Savings Plan Master Trust and participant loans are held by Fidelity. Each participating retirement plan has an undivided interest in the Savings Plan Master Trust. Fidelity maintains separate accounting of all contributions, benefit payments and expenses and allocates income earned and received by the Savings Plan Master Trust on the basis of the adjusted value of each plan at each measurement date. At December 31, 2010 and 2009, the Plan had a 0.52% and 0.54% participation, respectively, in the Savings Plan Master Trust.

Summarized Savings Plan Master Trust information follows:

	2010	2009
Investments, at fair value
Money market portfolio	$141,723,176	$148,291,472
Mutual funds	1,228,345,429	1,068,037,088
Common collective trust	833,294,317	764,508,750
Self-directed brokerage accounts	184,713,390	135,234,812
Ingersoll Rand Stock Fund	1,067,495,072	943,251,993

Net assets available for benefits	$3,455,571,384	$3,059,324,115

Net realized and unrealized appreciation of investments and interest and dividend income for the Savings Plan Master Trust for the year ended December 31 are as follows:

	2010	2009
Investment income:
Net appreciation in fair value of investments
Mutual funds	$123,831,355	$71,158,770
Self-directed brokerage accounts	20,895,315	2,635,445
Common collective trust	93,642,569	84,195,864
Ingersoll Rand Stock Fund	259,087,378	123,599,700

	497,456,617	281,589,779
Interest and dividend income	40,954,758	10,949,748

Total investment income	$538,411,375	$292,539,527

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico

Notes to Financial Statements

December 31, 2010 and 2009

The following table sets forth by level, within the fair value hierarchy, the Savings Plan Master Trust assets as of December 31, 2010 and 2009:

Assets at fair value as of December 31, 2010

	Level 1	Level 2	Level 3	Total
Savings Plan Master Trust
Money market portfolio	$141,723,176	$—	$—	$141,723,176
Mutual funds:
Growth funds	506,689,258	—	—	506,689,258
Bond fund	278,762,743	—	—	278,762,743
International growth funds	236,196,087	—	—	236,196,087
Domestic equity fund	86,053,138	—	—	86,053,138
Fixed income fund	55,655,818	—	—	55,655,818
Value equity fund	37,877,101	—	—	37,877,101
Index funds	27,111,284	—	—	27,111,284
Self-directed brokerage accounts	184,713,390	—	—	184,713,390
Common or collective trusts:
Index funds *	—	117,362,141	—	117,362,141
Lifestyle funds **	—	715,932,176	—	715,932,176
Ingersoll Rand Stock Fund ***	—	1,067,495,072	—	1,067,495,072

Total assets at fair value	$1,554,781,995	$1,900,789,389	$—	$3,455,571,384

*	Represents investment in common collective trust consisting of companies composing the Standard & Poor’s (“S&P”) 500 index. Equity index funds seek to replicate the movements of an index specific market, such as the S&P 500 Index, regardless of market conditions. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.
**	Represents investment in an asset mix determined by the level of risk and return for the fund’s particular time frame. Lifestyle funds seek to provide an asset mix based on factors such as the investor’s age, level of risk aversion and the length of time until the principal will be withdrawn. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.
***	Represents investment in Ingersoll-Rand plc ordinary shares, along with a minor amount of short-term investments, to provide liquidity. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico

Notes to Financial Statements

December 31, 2010 and 2009

Assets at fair value as of December 31, 2009

	Level 1	Level 2	Level 3	Total
Savings Plan Master Trust
Money market portfolio	$148,291,472	$—	$—	$148,291,472
Mutual funds:
Growth funds	426,302,880	—	—	426,302,880
Bond fund	254,891,834	—	—	254,891,834
International growth funds	225,141,090	—	—	225,141,090
Domestic equity fund	80,192,203	—	—	80,192,203
Fixed income fund	40,348,957	—	—	40,348,957
Value equity fund	21,744,332	—	—	21,744,332
Index funds	19,415,792	—	—	19,415,792
Self-directed brokerage accounts	135,234,812	—	—	135,234,812
Common or collective trusts
Index funds *	108,327,339	—	—	108,327,339
Lifestyle funds **	—	656,181,411	—	656,181,411
Ingersoll Rand Stock Fund ***	—	943,251,993	—	943,251,993

Total assets at fair value	$1,459,890,711	$1,599,433,404	$—	$3,059,324,115

*	Represents investment in common collective trust consisting of companies composing the Standard & Poor’s (“S&P”) 500 index. Equity index funds seek to replicate the movements of an index specific market, such as the S&P 500 Index, regardless of market conditions. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.
**	Represents investment in an asset mix determined by the level of risk and return for the fund’s particular time frame. Lifestyle funds seek to provide an asset mix based on factors such as the investor’s age, level of risk aversion and the length of time until the principal will be withdrawn. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.
***	Represents investment in Ingersoll-Rand plc ordinary shares, along with a minor amount of short-term investments, to provide liquidity. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan, ERISA and the Puerto Rico Internal Revenue Code. In the event the Plan terminates, the interest of each participating employee in the Plan shall be fully vested and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico

Notes to Financial Statements

December 31, 2010 and 2009

6. Risk and Uncertainties

Investments are subject to risk conditions of the individual investment’s objectives, stock market performance, interest rates, economic conditions and world affairs. Due to the level of risk associated with the Plan’s investments, it is reasonably possible that changes in the values of the Plan’s investments will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

7. Party-In-Interest Transactions

Certain Plan investments held in the Savings Plan Master Trust are shares of mutual funds, common/collective trusts and short-term investments managed by Fidelity, the Plan’s recordkeeper and trustee. These transactions qualify as party-in-interest transactions, but are not deemed prohibited transactions.

Certain Savings Plan Master Trust investments are units of the Ingersoll Rand Stock Fund. These transactions qualify as party-in-interest transactions, but are not deemed prohibited transactions.

8. Tax Status

The Puerto Rico Treasury Department has determined and informed the Company by a letter, that the Plan and related trust are designed in accordance with applicable sections of the Puerto Rico Internal Revenue Code. The effective date of this letter was January 1, 1998. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Puerto Rico Internal Revenue Code. Therefore, no provision for income taxes has been included in the plan’s financial statements. An application for an updated favorable letter of determination has been submitted to the Puerto Rican Department of the Treasury; however, the Company has not yet received the new letter.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico

Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

Plan Sponsor: Employer Identification: Plan Number:	Ingersoll-Rand Company 25-1202929 077

(a)	Identity of issue, borrower lessor, or similar party (b)	Description of investment, including maturity date, rate of interest, collateral par, or maturity value (c)	Cost (d)	Current Value (e)
*	Plan’s interest in Savings Plan Master Trust	Master Trust, 0.52% participation	**	$17,874,049

***	Participant loans	Due 01/01/11 - 02/11/16 3.25% - 9.5%	**	1,090,605

	TOTAL ASSETS (Held at End of Year)			$18,964,654

*	Includes assets which represent permitted party-in-interest transactions to the Plan.
**	Cost information is not required for participant directed investments and is therefore omitted.
***	The accompanying financial statements classify participant loans as notes receivable from participants.

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico

Schedule H, Part IV, Line 4a – Schedule of Delinquent Participant Contributions

For the year ended December 31, 2010

Plan Sponsor: Employer Identification: Plan Number:	Ingersoll-Rand Company 25-1202929 077

		Total That Constitutes Nonexempt Prohibited Transactions
Participant contributions transferred late to the Plan	Check Here if Late Participant Loan Repayments are Included	Contributions Not Corrected	Contributions Corrected Outside Voluntary Fiduciary Correction Program	Contributions Pending Correction in Voluntary Fiduciary Correction Program	Total Fully Corrected Under Voluntary Fiduciary Correction Program and PTE 2002-51

	N/A	—	$50	$—	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INGERSOLL-RAND RETIREMENT SAVINGS PLAN FOR PARTICIPATING AFFILIATES IN PUERTO RICO

Date: June 28, 2011	By:	/s/ Sheila Savageau
	Name:	Sheila Savageau
	Title:	Benefits Administration Committee

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Cherry, Bekaert & Holland, L.L.P.

23.1	Consent of PricewaterhouseCoopers LLP